UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-22818

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q
              |_| Form N-SAR

For Period Ended:  September 30, 2007

|_|  Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

For the Transition Period Ended:
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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant:  The Hain Celestial Group, Inc.
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Former name if applicable:
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Address of principal executive office (Street and number): 58 South Service Road
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City, State and Zip Code:  Melville, NY 11747
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                        Part II. Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|   (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


      The Hain Celestial Group, Inc. (the "Company") is filing this notice in connection with its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007. In response to the previously disclosed notice from the Securities and Exchange Commission that it was conducting an inquiry into the
Company's stock option practices, the Company undertook a review of past practices in connection with grants of stock options. This review is being conducted with legal counsel engaged for the specific purpose of the investigation, at the direction of a group of independent directors. While counsel's review is substantially complete, the Company is not yet in a position to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.


                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

           Ira J. Lamel                  631                  730-2200
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              (Name)                (Area code)          (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    |_|  Yes       |X|  No

      The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007 has not yet been filed.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    |_|  Yes       |X|  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         The Hain Celestial Group, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 9, 2007                    By: /s/ Ira J. Lamel
       ----------------                         -------------------------------
                                                Name:    Ira J. Lamel
                                                Title:   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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   Intentional misstatements or omission of fact constitute Federal Criminal
                       Violations (See 18 U.S. C. 1001).
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